AGREEMENT AND PLAN OF MERGER


AGREEMENT AND PLAN OF MERGER (this "Merger Agreement") made and entered into as of January 28, 2004 of the by and between Global Digital
Solutions, Inc., a Delaware corporation ("GDS") and Creative Beauty Supply, Inc., a New Jersey corporation ("CBS").

WITNESSETH:

WHEREAS, GDS is a corporation duly organized and existing under the laws of the state of Delaware;

WHEREAS, CBS is a corporation duly organized and existing under the laws of the state of New Jersey;

WHEREAS, on the date of this Merger Agreement, GDS has the authority to issue 100,000,000 shares of common stock, $.00001 par value per share, of which up to 23,861,000 shares are validly issued and outstanding, fully paid and non-assessable;

WHEREAS, on the date of this Merger Agreement, CBS has authority to issue 100,000,000 shares of Common Stock, $.001 par value (the "CBS Common Stock"), of which 3,494,650 common shares are issued and
outstanding.   CBS has authority to issue 10,000,000 shares of
Preferred Stock, $.001 par value (the CBS Preferred Stock"), of which no preferred shares are issued and outstanding;

WHEREAS, the respective Boards of Directors of GDS and CBS have determined that it is advisable and to the advantage of said two corporations that GDS merge into CBS (hereinafter also referred to as the "Surviving Corporation" upon the terms and conditions herein provided; and

WHEREAS, the respective Boards of Directors of GDS and CBS have approved this Merger Agreement and the Boards of Directors of GDS and CBS have directed that this Merger Agreement be submitted to a vote of their shareholders, if required by state law.

NOW, THEREFORE, in consideration of the mutual agreements and covenants set forth herein, GDS and CBS hereby agree to merge as follows:

(1)   Name Change.   The name of the Surviving Corporation shall be
amended to be Global Digital Solutions, Inc.

(2)   Mechanics for Closing Merger.    Prior to Closing, each party
shall execute and deliver, or cause to be executed and delivered to Jody M. Walker, Attorney At Law as escrow agent, all monies, common stock, documents and instruments, in form and substance satisfactory as reasonably required to carry out or evidence the terms of this Agreement.

Upon the approval of the respective shareholders, the executed Articles of Merger shall be filed with the Delaware Secretary of State and the New Jersey Secretary of State.

(3)   Further Assurances.   At or after Closing, GDS, at the request of
CBS, shall promptly execute and deliver, or cause to be executed and delivered, to CBS all such documents and instruments, in form and substance satisfactory to CBS, as CBS reasonably may request in order to carry out or evidence the terms of this Agreement.

(4)    Reverse stock split restriction.   Subsequent to the change of
control, the new Board of Directors of the Surviving Corporation shall agree not to effectuate a reverse stock split for a period of five years from the date of Closing.

Stock and Warrants of GDS.   On and after the Effective Date, all of
the outstanding certificates that prior to that time represented shares of GDS shall be recalled and canceled and up to 23,861,000 CBS Common Shares shall be issued in proportion to their ownership percentage.
The registered owner on the books and records of GDS or its transfer agents of any outstanding certificate shall, until such certificate shall have been surrendered for transfer or otherwise accounted for to CBS or its transfer agents, have and be entitled to exercise any voting and other rights with respect to and to receive any dividend and other distributions upon the shares of CBS Common Stock evidenced by such outstanding certificate as above provided.

The warrant holders in Global shall agree to exchange such Warrants and rights attached thereto for warrants of comparable value in Creative. There are currently Series A Warrants to purchase 2,100,000 common shares at an exercise price of $.50 per common share and Series B Warrants to purchase 370,000 common shares at an exercise price of $1.00 per common share.

(6)   Lockup Agreement.    Pasquale and Carmine Catizones (the
"Catizones") shall have entered into a "Lockup Agreement" whereby an aggregate of 1,000,000 common shares of CBS currently owned by the Catizones shall be restricted for an additional one year period from the date of Closing.

(7)   Resignation of Officers and Directors.   Each of the current
officers and directors of CBS shall have delivered to GDS written resignations effective as of the effective date of the Merger (the "Effective Date").

(8) Book Entries. As of the Effective Date, entries shall be made upon the books of CBS in accordance with the following.

(a) The assets and liabilities of GDS shall be recorded at the amounts at which they were carried on the books of GDS immediately prior to the Effective Date.

(b) There shall be credited to the common stock account of CBS the aggregate amount of the total paid-in capital of all shares of CBS Common Stock resulting from the conversion of the outstanding GDS
Common Stock pursuant to the merger.

(c) There shall be credited to the retained earnings account of CBS the aggregate of the amount carried in the retained earnings account of GDS immediately prior to the Effective Date.

(9) Access to Documentation. Prior to the merger, CBS and GDS shall provide each other full access to their books and records, and shall furnish financial and operating data and such other information with respect to their business and assets as may reasonably be requested from time to time. If the proposed transaction is not consummated, all parties shall keep confidential any information (unless ascertainable from public filings or published information) obtained concerning each others operations, assets and business.

(10) Abandonment. At any time before the Effective Date, the Agreement and Plan of Merger and the Articles of Merger may be terminated and the Merger may be abandoned by the Board of Directors of either CBS or GDS or both, notwithstanding approval of the Merger
Agreement by the shareholders of CBS or the shareholders of GDS or both.

(11) Counterparts. In order to facilitate the filing and recording of this Merger Agreement the same may be executed in any number of counterparts, each of which shall be deemed to be an original.

IN WITNESS WHEREOF, this Merger Agreement, having first been duly approved by resolution of the Boards of Directors of GDS and CBS, is hereby executed on behalf of each of said two corporations by their respective officers thereunto duly authorized.

Global Digital Solutions, Inc.
A Delaware corporation

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Jerome C. Artigliere, President


Creative Beauty Supply, Inc.
A New Jersey corporation


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Carmine Catizone, President







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